[Fluor Letterhead]

May 13, 2011

VIA EDGAR AND FAX

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:          Fluor Corporation

Form 10-K for the fiscal year ended December 31, 2010

File No. 001-16129

Dear Mr. Decker:

The Staff provided comments, by letter dated May 4, 2011 (the “Comment Letter”), on the company’s Form 10-K for the fiscal year ended December 31, 2010. The company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Copies of this letter are being delivered to Jeffrey Gordon, the Staff Accountant, and Jeanne Baker, the Assistant Chief Accountant, identified in the Comment Letter.

Form 10-K For the Year Ended December 31, 2010

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

Please refer to our responses below for specifics related to additional disclosures or revisions.

Item 6 — Selected Financial Data, page 27

2.              You have presented cash provided by operating activities in the Other Data section. While presentation of cash provided by operating activities is useful, this data should be considered in the framework of a statement of cash flows, which reflects management’s decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flows generated from operations portion of a cash flows statement is that the use of such cash flows is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See FRC 202.03.

Response:

In future filings, when presenting cash flows provided by operating activities in the Other Data section of the Selected Financial Data table, we will also present cash flows from investing and financing activities. Please refer to Exhibit A to see how our revised disclosure would have appeared in the Selected Financial Data table in the 2010 Form 10-K had we presented cash flows from investing and financing activities, along with cash flows provided from operating activities.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Discussion of Critical Accounting Policies, page 30

Engineering and Construction Contracts, page 30

3.              You disclose that in cases where revenue cannot be reliably estimated, cost attributable to change orders is deferred pending determination of the impact on contract price. To the extent material, please disclose the amount of cost attributable to change orders that is deferred for each period presented.

Response:

For each period presented, we did not have any amounts deferred attributable to change orders where revenue could not be reliably estimated. In future filings, to the extent material, we will disclose the amount of cost attributable to change orders that is deferred for each period presented.

Goodwill, page 32

4.              We note that you completed your annual goodwill impairment tests in the first quarter of 2010 and determined that none of the goodwill was impaired. We further note that the Industrial & Infrastructure segment reported a loss for the year ended 12/31/10. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

•                  Identify the reporting unit;

•                  The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•                  The amount of goodwill;

•                  A description of the assumptions that drive the estimated fair value;

•                  A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•                  A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response:

The estimated fair values substantially exceed the carrying values for all our reporting units, including the Industrial & Infrastructure segment. In future filings, we will disclose this determination, as recommended.

In future filings, should any of our reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact our operating results, we will provide the disclosures recommended above.

Likewise, in future filings, should we determine that the fair value of any of our long-lived assets or asset groups is not substantially in excess of their carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact our operating results, we will provide the above recommended disclosures.

Segment Operations, page 32

5.              You disclose on page 36 that “total claims-related costs incurred to date, along with claims for equitable adjustment submitted or identified, exceed the amount recorded in claims revenue.” Please clarify what this statement means and tell us how it impacts your accounting.

Response:

Our disclosure on page 36 that “total claims-related costs incurred to date, along with claims for equitable adjustment submitted or identified, exceed the amount recorded in claims revenue” is to inform readers that we are pursuing recovery of claims-related costs in excess of the $33 million recognized in claims revenue for the two embassy projects. Claims revenue recognized to date has been limited to actual costs incurred for which recovery is currently considered probable under ASC 605-35-25.

Liquidity and Financial Condition, page 40

6.              Please enhance your disclosure to further discuss the changes in your operating cash flows as depicted in your statement of cash flows. Based on your disclosure on page F-14, it appears that there are significant changes in operating assets and liabilities that do not appear to be discussed in your liquidity section. Please revise accordingly.

Response:

We believe that we have adequately disclosed within the Liquidity and Financial Condition section of the 2010 Form 10-K the major contributors to operating cash flow in 2010, 2009 and 2008, as well as the most significant factors affecting changes in operating cash flows from year to year. However, in future filings, we will enhance our liquidity discussion by addressing the more significant changes in operating assets and liabilities, as summarized in Note 2 — Consolidated Statement of Cash Flows on page F-14.

Please note that our business is characterized by a large number of engineering and construction projects that are undertaken on individually negotiated terms. In the normal course of business, the level of operating assets and liabilities may vary from year to year due to the mix, stage of completion and commercial terms of these projects, as well as the company’s volume of work and other factors, including the level of customer advances and the ability of the company to execute its projects within budget. To the extent that any significant changes in operating assets and liabilities are caused by factors outside the normal course of business, we will also identify these factors in our enhanced disclosure in future filings.

Please refer to Exhibit B to see how our disclosure would have appeared in the Cash Flows — Operating Activities section of the Liquidity and Financial Condition discussion in the 2010 Form 10-K had we addressed the more significant changes in operating assets and liabilities.

7.              Given your significant foreign operations, please enhance your liquidity disclosures to address the following:

•                  Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and

•                  Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:

Our cash and cash equivalents are held in numerous accounts throughout the world to fund our global project execution activities. As of December 31, 2010, $1.6 billion was held outside the U.S. and $491 million was held in accounts in the U.S. As of December 31, 2009, $1.3 billion was held outside the U.S. and $423 million was held in U.S. accounts. We did not consider any cash to be permanently reinvested overseas as of December 31, 2010 and 2009 and, as a result, we have appropriately accrued the U.S. deferred tax liability on our foreign earnings. This assertion is reassessed on a quarterly basis.

In future filings, we will enhance our disclosures in the Liquidity and Financial Condition section to specifically identify the amount of cash and cash equivalents held outside the U.S.

Consolidated Financial Statements, page F-1

Note 1 — Major Accounting Policies, page F-7

Principles of Consolidation, page F-7

8.              You disclose that unless full consolidation is required, you generally recognize the proportionate share of revenue, cost and segment profit in the income statement but use the one-line equity method of accounting in your balance sheet. Please help us understand why you believe this is appropriate and reference the accounting literature used to support your basis. In addition, please disclose which entities you’ve determined that proportionate consolidation is appropriate.

Response:

ASC 810-10-45-14 (formerly EITF 00-1) permits the use of the proportionate consolidation method of accounting for an investment in an unincorporated legal entity that is in the construction industry.

Additionally, the AICPA Audit and Accounting Guide for Construction Contractors states that proportionate consolidation and the equity method “have been used in, or have been considered acceptable for use in, accounting for investments in joint ventures in the construction industry. Combinations of those methods have also been used in the construction industry. For example, a common combination is to use the one-line equity method in the balance sheet and the proportionate consolidation method in the income statement.” (Chapter 3.21)

We have determined that the use of the one-line equity method in the balance sheet and the proportionate consolidation method in the statement of earnings is also appropriate because this is a common industry practice and enhances comparability of financial information with our competitors.

In future filings, we will clarify in Note 1 — Major Accounting Policies that proportionate consolidation is an appropriate method of accounting for joint ventures and partnerships in the construction industry under ASC 810-45-14.  Please refer to Exhibit C to see the revised disclosure.

Note 12 — Contingencies and Commitments, page F-34

Greater Gabbard Offshore Wind Farm Project, page F-35

9.              You recorded $176 million of claim revenue for costs incurred to date as of December 31, 2010. You also expect significant additional project costs to be incurred in future quarters and you believe the ultimate recovery of incurred and future costs related to the claim is probable. Please enhance your disclosure to clearly explain why you believe ultimate recovery of these costs is probable.

Response:

As noted in our disclosure, we believe that the ultimate recovery of incurred and future costs related to the claim is probable under ASC 605-35-25. ASC 605-35-25 allows recognition of claim revenue only if recovery is probable and if the amount can be reliably estimated. These two requirements are satisfied by the existence of all of the following: if the contract or other evidence provides a legal basis for the claim; if additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance; if claims-related costs are identifiable and reasonable; and if evidence supporting the claim is objective and verifiable. We believe that the above requirements under ASC 605-35-25 have been met and, as such, we have recorded claim revenue only to the extent that contract costs relating to the claim have been incurred.

For future filings, we will enhance the disclosure as follows to make it clearer why we believe the ultimate recovery of these costs is probable: “The company believes the ultimate recovery of incurred and future costs related to the claim is probable under ASC 605-35-25 since the contract or other evidence provides a legal basis for the claim, additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, claims-related costs are identifiable and considered reasonable in view of the work performed, and evidence supporting the claim is objective and verifiable.”

Asbestos Matters, page F-36

10.       Please disclose the number of claims of alleged exposure to asbestos fibers and dust pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Also, please address historical and expected trends in these amounts to support your belief that the outcome of any actions will not have a material adverse impact on your financial position, results of operations or cash flows. Refer to Question 3 of SAB Topic 5:Y.

Response:

We believe that our current disclosures regarding asbestos matters provide more meaningful information to investors than an approach where the total number of claims made and average settlement amounts are specified, given the nature of claims in which the company is named and the company’s experience with these types of lawsuits. Specifically, we are unaware of any asbestos-related lawsuits in which the company is the sole named defendant, and a large number of companies are named as defendants in most of the asbestos-related claims in which the company is involved. The plaintiffs’ lawyers commonly sue dozens or even hundreds of defendants in these asbestos-related lawsuits. As a result, the claims are not expressly identified as to the company or any other defendant. Plaintiffs’ lawyers have voluntarily dismissed many cases filed against the company with no payment by the company. For these reasons, we believe that disclosure of the aggregate number of claims could be misinterpreted, because, despite the number of asbestos cases, relatively few are known to involve injuries attributable to work the company may have performed.

In addition, we do not believe the disclosure of average settlement amounts is material to investors. As noted on page F-36 of our Form 10-K, the company has resolved a number of cases to date, which in the aggregate have not had a material adverse impact on our financial position, results of operations or cash flows. To quantify this statement, less than $2 million has been expended in company funds for defense and settlements over the past 10 years. In addition, as further noted on page F-36, we have third party insurance coverage to cover a significant portion of existing and potential cost, settlements or judgments relating to asbestos-related claims.

In future filings, we will enhance our disclosure to clarify that, based upon our historical experience with these types of claims, we believe that the outcome of any actions will not have a material adverse impact on our financial position, results of operations or cash flows. Should any particular case, or type of asbestos-related litigation, become material in the future, we will appropriately report the matter under the requirements of Items 101, 103 and 303 of Regulation S-K.

Eagle P3 Commuter Rail Project, page F-39

11.       Please enhance your disclosure to clearly discuss the nature of the performance guarantees that you have provided on behalf of Denver Transit Systems. If applicable, please also quantify the extent of the performance guarantees that you have provided. Refer to ASC 460-10-50-3.

Response:

We disclosed the nature and aggregate amount of the company’s performance guarantees in Note 12 — Contingencies and Commitments on page F-37. As stated in Note 12, “Performance guarantees outstanding as of December 31, 2010 are estimated to be $4.9 billion. The company assessed its performance guarantee obligation as of December 31, 2010 and 2009 in accordance with FASB Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ (ASC 460) and the carrying value of its liability was not material.”

In Note 13 — Variable Interest Entities, page F-39, we have also stated: “The company has agreements with certain VIEs to provide financial or performance assurances to clients.”

Additionally, we have referred to Note 12 - Contingencies and Commitments for a further discussion of such agreements.

We believe that the company’s current disclosure related to performance guarantees is sufficiently comprehensive and meets the requirements of ASC 460. In addition, the company’s total of $4.9 billion of outstanding performance guarantees as of December 31, 2010 consists of performance guarantees for numerous projects, and we do not believe the amount attributable to a single project is meaningful to readers of the financial statements.

*  *  *  *

Fluor Corporation acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert

D. Michael Steuert

cc:	Jeffrey Gordon, Securities and Exchange Commission
Jeanne Baker, Securities and Exchange Commission
Wendy A. Hallgren, Fluor Corporation
Carlos M. Hernandez, Fluor Corporation
Terry Hosey, Ernst & Young LLP
David T. Seaton, Fluor Corporation
Gary G. Smalley, Fluor Corporation

EXHIBIT A

Item 6 — Selected Financial Data, page 27

2. The following reflects how our revised disclosure would have appeared in the Other Data section of the Selected Financial Data table in the 2010 Form 10-K had we presented cash flows from investing and financing activities, along with cash flows provided from operating activities. (Changes to the disclosure in our 2010 Form 10-K are underlined.)

Item 6.  Selected Financial Data

The following table presents selected financial data for the last five years. This selected financial data should be read in conjunction with the consolidated financial statements and related notes included in Item 15 of this Form 10-K. Amounts are expressed in millions, except for per share and employee information:

	Year Ended December 31,
	2010	2009	2008	2007	2006
OTHER DATA

New awards	$27,362.9	$18,455.4	$25,057.8	$22,590.1	$19,276.2
Backlog at year end	34,908.7	26,778.7	33,245.3	30,170.8	21,877.7
Capital expenditures	265.4	233.1	299.6	284.2	274.1
Cash provided by operating activities(1)	550.9	905.0	991.6	933.8	344.7
Cash provided (utilized) by investing activities	218.4	(818.1)	22.5	(793.4)	(237.8)
Cash provided (utilized) by financing activities(1)	(389.9)	(323.0)	(270.2)	4.9	69.9
Salaried employees	29,159	24,943	27,958	25,842	22,078
Craft/hourly employees	10,070	11,209	14,161	15,418	15,482
Total employees	39,229	36,152	42,119	41,260	37,560

(1)          Includes the impact of adopting Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (ASC 810-10-45).

EXHIBIT B

Liquidity and Financial Condition, page 40

6. The following reflects how our revised disclosure would have appeared in the Cash Flows — Operating Activities section of the Liquidity and Financial Condition discussion in the 2010 Form 10-K had we addressed the more significant changes in operating assets and liabilities, as summarized in Note 2 — Consolidated Statement of Cash Flows on page F-14. (Changes to the disclosure in our 2010 Form 10-K are underlined.)

Operating Activities

Cash provided by operating activities was $551 million, $905 million and $992 million in 2010, 2009 and 2008, respectively. Cash provided by operating activities for both 2010 and 2009 resulted primarily from earnings sources and was reduced in 2010 for amounts funded for the losses on the Greater Gabbard Project and the gas-fired power project in Georgia, and in 2009 for the claim on the Greater Gabbard Project. Cash provided by operating activities during 2008 resulted primarily from earning sources and customer advance billings. The reduced cash flow from operating activities in 2010 is primarily attributable to the funding of the two project losses noted above. In addition, cash flow from operating activities in 2010 was negatively impacted by a net increase in operating assets and liabilities that was primarily the result of an increase in the balance of accounts receivable. This receivable increase was the net result of normal billing and collection activities associated with numerous projects and was not indicative of any significant collection or liquidity issue. Cash provided by operating activities during 2009 decreased compared to 2008 due to higher cash payments related to income taxes and an increase in contract work in progress, somewhat offset by lower contributions into the company’s defined benefit pension plans and a decrease in the balance of accounts receivable. The contract work in progress increase was primarily the result of normal business activities, though some of the increase was attributable to claims-related costs for the Greater Gabbard Project as discussed above under “— Industrial & Infrastructure.” The receivable decrease was the net result of normal billing and collection activities.

The levels of operating assets and liabilities vary from year to year and are affected by the mix, stage of completion and commercial terms of engineering and construction projects, as well as the company’s volume of work and the execution of its projects within budget. Certain projects receive advance payments from clients. A normal trend for these projects is to have higher cash balances during the initial phases of execution which then level out toward the end of the construction phase. Project working capital requirements will vary by project. The company’s cash position is reduced as customer advances are used in project execution, unless they are replaced by advances on new projects. The company maintains short-term borrowing facilities to satisfy any net operating cash outflows, in the event there is an investment in operating assets that exceeds the projects’ available cash balances.

During 2010 and 2009, the company had net cash outlays of $277 million and $243 million, respectively, for the loss and claim related to the Greater Gabbard Project as discussed above under “— Industrial & Infrastructure.”

Income tax payments of $202 million in 2010 were lower than income taxes paid in 2009 of $418 million primarily due to the prepayment of 2010 taxes in 2009, as well as lower tax payments resulting from a worthless stock deduction that was due to the tax restructuring of a foreign subsidiary in the fourth quarter. Income tax payments increased from $320 million in 2008 to $418 million in 2009 as a result of increased tax liabilities and the prepayment of some 2010 income taxes.

Cash from operating activities is used to provide contributions to the company’s defined contribution and defined benefit plans. Contributions into the defined contribution plans of $96 million during 2010 were comparable to 2009 and 2008 contributions of $99 million and $98 million, respectively. The company contributed $43 million, $34 million and $190 million into its defined benefit pension plans during 2010, 2009 and 2008, respectively. The lower contributions in 2010 and 2009 were due to improved financial markets. The $190 million of contributions in 2008 were a result of adverse financial market conditions coupled with the business objective to utilize available resources to generally maintain full funding of accumulated benefits. As of December 31, 2010, 2009 and 2008, all plans were funded at least to the level of accumulated benefits.

EXHIBIT C

Note 1 — Major Accounting Policies, page F-7

Principles of Consolidation, page F-7

8. The following reflects our revised disclosure to clarify that proportionate consolidation is an appropriate method of accounting for joint ventures and partnerships in the construction industry under ASC 810-45-14.  (Changes to the disclosure in our 2010 Form 10-K are underlined.)

Principles of Consolidation

The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is generally used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is generally accounted for on the cost method. Joint ventures and partnerships in which the company has the ability to exert significant influence, but does not control, are accounted for using the equity method of accounting. Certain contracts are executed jointly through partnerships and joint ventures with unrelated third parties. The company consolidates certain variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810 (see “13. Variable Interest Entities” below). For joint ventures and partnerships in the construction industry, unless full consolidation is required, the company generally recognizes its proportionate share of revenue, cost and segment profit in its Consolidated Statement of Earnings and uses the one-line equity method of accounting in the Consolidated Balance Sheet, as allowed under ASC 810-45-14. At times, the cost and equity methods of accounting are also used.

All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain amounts in 2009 and 2008 have been reclassified to conform to the 2010 presentation. Management has evaluated all material events occurring subsequent to the date of the financial statements up to the date and time this annual report is filed on Form 10-K.